Exhibit 1.02

Park-Ohio Holdings Corp.

Conflict Minerals Report

For the Year Ended December 31, 2013

Introduction

This Conflict Minerals Report for Park-Ohio Holdings Corp. (“the Company,” “we,” or “our”) is filed as an exhibit to Form SD as required by Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2013.

The Company

The Company operates through three reportable segments: Supply Technologies, Assembly Components and Engineered Products. Supply Technologies provides our customers with Total Supply Management ™ services for a broad range of high-volume, specialty production components. Total Supply Management ™ manages the efficiencies of every aspect of supplying production parts and materials to our customers’ manufacturing floor, from strategic planning to program implementation, and includes such services as engineering and design support, part usage and cost analysis, supplier selection, quality assurance, bar coding, product packaging and tracking, just-in-time and point-of-use delivery, electronic billing services and ongoing technical support. The principal customers of Supply Technologies are in the heavy-duty truck; automotive, truck and vehicle parts; power sports and recreational equipment; bus and coaches; electrical distribution and controls; agricultural and construction equipment; consumer electronics; HVAC; lawn and garden; semiconductor equipment; aerospace and defense; and plumbing. Assembly Components manufactures cast and machined aluminum components, automotive and industrial rubber and thermoplastic products, fuel filler and hydraulic assemblies for automotive, agricultural equipment, construction equipment, heavy-duty truck and marine equipment industries. Assembly Components also provides value-added services such as design and engineering, machining and assembly. Engineered Products operates a diverse group of niche manufacturing businesses that design and manufacture a broad range of high quality products engineered for specific customer applications. The principal customers of Engineered Products are original equipment manufacturers (“OEMs”) and end users in the ferrous and non-ferrous metals, silicon, coatings, forging, foundry, heavy-duty truck, construction equipment, automotive, oil and gas, rail and locomotive manufacturing and aerospace and defense industries.

The Company supports the objectives of the legislation and sources materials from companies that share our values around human rights, ethics and responsibility. We expect our suppliers to comply with our Code of Business Conduct and meet the objectives of this conflict minerals policy.

We did not obtain an independent private segment audit report relating to this Conflict Minerals Report because we are not required to obtain an audit report for this reporting period.

Reasonable Country of Origin Inquiry

The Company has conducted a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the necessary conflict minerals contained in our products originated or may have originated in a Covered Country or come from recycled or scrap sources. “Necessary conflict minerals” are conflict minerals that are necessary to the functionality or production of products that we manufacture or that we contract with others to manufacture for us. A “Covered Country” is the Democratic Republic of the Congo or an adjoining country.

To conduct our RCOI, we engaged with most of our suppliers of necessary conflict minerals and made inquiries to those suppliers about the source of those necessary conflict minerals and the smelters or refiners that processed those conflict minerals. In our supplier engagement, we provided information to our suppliers about the specifics of the SEC’s conflict minerals rule and explained our inquiries. We then used the EICC-GeSI template to request information from our suppliers about their supply chain and to gather information about the country of origin of our necessary conflict minerals. We followed up with suppliers who did not respond to our requests and also with those whose answers were incomplete or unreliable.

As a result of our RCOI, we concluded that a small percent of the Company’s product offerings contain 3TG minerals. After exercising due diligence, the country of origin of conflict minerals contained within products cannot be readily determined at this time. The facilities used to process the conflict minerals in these products are unknown. The Company is unable to determine this information with greater specificity at this time because the Company’s direct suppliers were unable to provide the information to us. Many of these direct suppliers indicated in their survey responses that they required additional time to trace their own supply chains. The Company’s supply chain is complex, and there are many indirect suppliers in the supply chain between us and the mines or locations of origin of our necessary conflict minerals. Therefore, we must rely on our direct and indirect suppliers to provide information about the origin of the conflict minerals in our products.

Due Diligence Process

Our due diligence measures were designed to conform, in all materials respects, with the due diligence framework set forth in The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for tin, tantalum, and tungsten and for gold (3TG).

Due Diligence Measures Performed

We performed the following due diligence measures:

(i)	Management Systems

The Company is committed to working with our global supply chain to ensure compliance with the SEC’s conflict minerals rules. The Company has adopted a conflict minerals policy which is publicly available on our website at www.pkoh.com along with additional information about the Company’s commitment to responsible sourcing and other human rights (see Code of Business Ethics and Conduct).

As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with our suppliers to obtain sourcing information on our products. We support the following industry-wide initiatives to disclose upstream actors in the supply chain.

The Company required each business unit to assemble a team and evaluate their products for the presence of conflict minerals. These teams consisted of various individuals who were familiar with the respective product lines and supplier base. These teams included purchasing managers, engineers, metallurgists, and others to gather the information from their suppliers regarding the source of conflict minerals contained in our products. Results of the business segment inquiries were compiled and presented to the environmental department for presentation to senior management.

(ii)	Identify and assess risks in the supply chain

We conducted a survey of those suppliers described above using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the Conflict Minerals Reporting Template (the Template). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and requests a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. The Template is being used by many companies in their due diligence processes related to conflict minerals.

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. We therefore have to rely on the responses from our suppliers and their ability to push the information requests on to their suppliers in order to obtain the required information on conflict minerals sourcing.

We have identified a small percentage of direct suppliers across our business units that are relevant to our 3TG reporting obligations. We rely on these suppliers, whose components contain 3TG, to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

Once the business units identified the potential products which theoretically could contain 3TG, the suppliers of these products were directly contacted using the EICC-GeSI reporting template. The business unit teams were engaged with the suppliers in an attempt to determine the source of the 3TG. The various teams worked with their suppliers to review the submitted information, followed up with suppliers who did not respond or provided incorrect responses, and evaluated the responses. At this time we did not receive any information from our suppliers regarding the names of smelters.

(iii)	Design and implement a strategy to respond to identified risks

As described in our conflict minerals policy, we encourage any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance.

(iv)	Carry out independent third-party audit of smelter’s/refiner’s due diligence practices :

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform direct audits of these entities within our supply chain. We support supplier audits through support of the CFSI.

(v)	Report annually on supply chain due diligence :

This Conflict Minerals Report is available on our website at www.pkoh.com and is filed with the SEC.

Results of Review

Initial evaluations indicate that a small percent of the Company’s product offerings (by revenue) contain 3TG minerals.

1. Smelters or refiners

The large majority of the responses received provided data at a company or divisional level or were unable to specify the smelters or refiners used for components supplied to us. At this time we have not obtained supplier responses at the product level and therefore are not able to trace/track our conflict minerals back to specific smelters or refiners in our supply chain.

2. Efforts to determine countries of origin of our necessary conflict minerals, the conflict minerals’ mine or location of origin

Through our support of the CFSI, the OECD implementation programs, and requesting our suppliers to complete the Template, we have determined that seeking information from our suppliers about country of origin and 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the country of origin and mines or locations of origin of the 3TG in our supply chain.

Steps to Mitigate Risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

a.	Attempt to include a conflict minerals flow-down clause in new or renewed supplier contracts.

b.	Expand the number of suppliers requested to supply information.

c.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

d.	Encourage any of our suppliers found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict.

e.	Work with relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.